UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2021

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: November 11, 2021	By:	/s/ Lai Ling Tam
Name: Lai Ling Tam
Title: Director

Nam Tai Issues Statement regarding the Hearing of Three Applications Filed Subsequent to the Appeal Judgment Dated October 4, 2021

SHENZHEN, China, and TORTOLA, British Virgin Islands, November 11, 2021 -- Nam Tai Property Inc. (“Nam Tai” or the "Company") (NYSE Symbol: NTP) is to provide an update regarding the hearing held on November 8, 2021 in relation to the three applications filed on October 18, 2021, subsequent to the judgment handed down on October 4, 2021 by the Eastern Caribbean Court of Appeal in the British Virgin Islands (the “Court of Appeal”), namely the applications for: (i) conditional leave to appeal to the Judicial Committee of the Privy Council of the United Kingdom (the “Privy Council”) (the “Application for Conditional Leave to Appeal”); (ii) a stay of execution to stay a special meeting of shareholders of the Company which the Court of Appeal had ordered the Company to convene and hold at 9:00 a.m. Eastern Time on November 30, 2021 (the “Special Meeting”) (the “Application for a Stay”); and (iii) a variation of the order of the Court of Appeal dated October 4, 2021 which ordered that only holders of the Company’s common shares of record at close of business on March 15, 2021 (Eastern Time) (the "Record Date”) would be entitled to vote at the Special Meeting (the “Application for Variation of the Order”) (collectively, the “Three Applications”).

The Three Applications were heard by the Court of Appeal on November 8, 2021. On November 10, 2021, the Court of Appeal delivered its decision whereby: (i) the Application for Conditional Leave to Appeal was granted and the Company was directed to comply with the conditions imposed by the Court of Appeal in allowing the Application for Conditional Leave to Appeal within 90 days from November 8, 2021 and (ii) the Applications for a Stay and for Variation of the Order were both declined.

In respect of the Special Meeting, if you are the Company’s shareholder as of the Record Date and wish to change your vote, you may: (i) cast a new vote following the instructions on the proxy card to vote by telephone at +1 800 690 6903 or via the internet at www.proxyvote.com up until 11:59 p.m. Eastern Time on November 29, 2021; (ii) cast a new vote by mailing a new proxy card with a later date; or (iii) attend the Special Meeting to be held virtually at www.virtualshareholdermeeting.com/NTP2021SM on November 30, 2021, at 9:00 a.m. Eastern Time and follow the instructions to vote during the Special Meeting. If you are a beneficial owner of the Company’s common shares, you can revoke any prior voting instructions by contacting the bank, broker, or other nominee that holds your shares or by obtaining a legal proxy from your bank, broker, or other nominee and voting at the Special Meeting. If you have any questions or need assistance in casting your vote, you may contact Innisfree M&A Incorporated, the firm assisting the Company with this proxy solicitation (the Company’s shareholders may call toll free at +1 877 825 8777, banks and brokers may call collect at +1 212 750-5833).

The Company will keep its shareholders informed from time to time when appropriate.

FORWARD-LOOKING STATEMENT AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "might", "can", "could", "will", "would", "anticipate", "believe", "continue", "estimate", "expect", "forecast", "intend", "plan", "seek", or "timetable". These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area ("Greater Bay Area") and Wuxi, China, of which the three plots in Shenzhen will be developed into Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark parks in the region and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the tenants. Based on the experience of developing and operating technology parks and an industrial relationship network accumulated over the past 40 years, we have also exported the operation model of technology parks to other industrial properties. Through an asset-light model, we have leased industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we shall seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: "NTP"). Please refer to our corporate website (https://www.namtai.com/) or the SEC website (www.sec.gov) for our press releases and financial statements.

Contacts

Media and Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn